Arbor Entech Corporation

7100 Island Blvd., Slip 21

Aventura, FL 33160

December 16, 2009

Via EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549-3561

Re:

Arbor Entech Corporation

Form 10Q for Fiscal Quarter Ended July 31, 2009

Filed September 14, 2009

File No. 000-30432

Dear Sir/Madam:

This letter supersedes the letter from The Nossiff Law Firm dated December 8, 2009 and is in response to your comment letter dated November 13, 2009 with respect to the above referenced Form 10Q.

SEC COMMENT NO. 1

In response to Comment No. 1 in your letter, the Company undertakes that it will in future filings revise its disclosure, pursuant to and in accordance with your request.

SEC COMMENT NO. 2

In response to Comment No 2 in your letter, the Company undertakes to revise its Section 302 Certification, in accordance with your request.

Since the Company will be filing its Form 10Q for the Quarter ended October 31, 2009, on or before December 15th, 2009, the Company requests that the Commission permit the Company to include the revised disclosure in the Form 10Q to be filed by December 15th, 2009, instead of requiring the Company to amend its 10Q for the quarter ended July 31, 2009.

In connection with this response, the Company acknowledges as follows:

➢

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

➢

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact us at (305) 682-0089.

Thank you for your assistance.

Arbor Entech Corporation

/s/ Brad Houtkin

Brad Houtkin, President